Exhibit 99.1

Item 3 Common Stock Issuances pursuant to Dividend Reinvestment Plan

PGIM Strategic Investments, Inc. and Pruco Life Insurance Company participate in the dividend reinvestment plan (the "DRIP") of the Issuer, through which holders of Common Stock may choose to have cash dividends or cash distributions automatically reinvested in Common Stock and, consequently, was issued additional Common Stock in lieu of receiving cash payments as follows:

Class of Shares	Date of DRIP Reinvestment	Amount of Reinvestment	Price per Share	Number of Shares
Class I Common Stock	12/24/2024	$548,999.87	$27.85	19,712.742
Class I Common Stock	01/23/2025	$551,229.38	$28.55	19,307.509
Class D Common Stock	12/24/2024	$112.89	$27.84	4.055
Class D Common Stock	01/23/2025	$113.32	$28.54	3.971
Class S Common Stock	12/24/2024	$97.57	$27.76	3.515
Class S Common Stock	01/23/2025	$97.90	$28.45	3.441
Class T Common Stock	12/24/2024	$97.57	$27.76	3.515
Class T Common Stock	01/23/2025	$97.90	$28.45	3.441